J E N S E N   L U N N Y   M A C I N N E S
Law Corporation

Via EDGAR

June 1, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
U.S.A., 20549
Mail stop 3561

Attention: Mr. David Walz, Division of Corporation Finance

Dear Mr. Walz:

Re:	Carbon Green, Inc. (the “Company”)
Item 4.02 Form 8-K
Filed May 25, 2010
File No. 000-52874

     We are counsel for the above-referenced Company and are writing in response to the comments of the reviewing staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as set forth in the SEC’s comment letter, dated May 27, 2010 (the “SEC Letter”).

     The following responses address the comments in the SEC Letter, by way of reference to the numbered SEC comments.

1.	Please be advised that the Company intends to file the restated unaudited consolidated interim financial statements of Greenwood Commerce Ltd. for the period ended December 31, 2009 by June 7, 2010.

Other Regulatory

2.	The Staff comments have been noted and we confirm that the Company has filed an Item 4.01 Form 8-K with the SEC on EDGAR on June 1, 2010.

PO BOX 12077, Suite 2550, 555 West Hastings Street, Harbour Centre Tower
Vancouver, B.C. Canada, V6B 4N5; Telephone: (604) 684-2550, Fax: (604) 684-0916

An Association of Law Corporations

Securities and Exchange Commission
June 1, 2010

     We trust that each of the foregoing are clear and satisfy the comments of the Staff in the SEC letter. However, should the SEC have any further questions or comments, please do not hesitate to contact the writer at any time.

Yours very truly,

JENSEN LUNNY MACINNES
LAW CORPORATION
Per:

/s/ Mike Shannon
MICHAEL T. SHANNON